CONSTELLATION OIL SERVICES HOLDING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

Grand Duchy of Luxembourg

RCS number: B163424

May 20, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Timothy S. Levenberg

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS Constellation Oil Services Holding S.A.

Alaskan & Atlantic Coop U.A.

Alaskan & Atlantic Rigs B.V.

Alpha Star Equities Ltd.

Angra Participações B.V.

Constellation Netherlands B.V.

Constellation Overseas Ltd.

Constellation Panama Corp.

Constellation Services Ltd.

Domenica S.A.

Gold Star Equities Ltd.

London T. Man. B.V.

Lone Star Offshore Ltd.

Olinda Star Ltd.

QGOG Constellation US LLC

QGOG Star GmbH

Serviços de Petróleo Constellation Participações S.A.

Serviços de Petróleo Constellation S.A.

Serviços de Petróleo Onshore Constellation Ltda.

Star International Drilling Limited
Application for Qualification of Indenture on Form T-3
File No. 022-29103

Dear Mr. Timothy S. Levenberg:

We refer to the Application for Qualification of Indentures on Form T-3 with respect to the (i) 3.00% / 4.00% Cash / PIK Toggle Senior Secured Notes due 2026, (ii) 0.25% PIK Senior Secured Notes due 2050 and (iii) 0.25% PIK Senior Notes due 2050, originally filed with the Securities and Exchange Commission (the “Commission”) on May 6, 2022 (File No. 022-29103) (the “Form T-3”), of Constellation Oil Services Holding S.A. (the “Issuer”) and Alaskan & Atlantic Coop U.A., Alaskan & Atlantic Rigs B.V., Alpha Star Equities Ltd., Angra Participações B.V., Constellation Netherlands B.V., Constellation Overseas Ltd., Constellation Panama Corp., Constellation Services Ltd., Domenica S.A., Gold Star Equities Ltd., London T. Man. B.V., Lone Star Offshore Ltd., Olinda Star Ltd., QGOG Constellation US LLC, QGOG Star GmbH, Serviços de Petróleo Constellation Participações S.A., Serviços de Petróleo Constellation S.A., Serviços de Petróleo Onshore Constellation Ltda., and Star International Drilling Limited (the “Guarantors”).

In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, the Issuer and the Guarantors hereby respectfully request acceleration of the effective date of the above-referenced Form T-3 so that it may become effective at or prior to 9:00 a.m. Eastern Time, on Thursday, May 26, 2022, or as soon as possible thereafter.

Please contact Rafael Roberti of White & Case LLP, U.S. counsel to the Company, at (212) 819-7589, 1221 Avenue of the Americas, New York, NY 10020, as soon as the Form T-3 has been declared effective, or if you have any other questions or comments regarding this matter.

[Remainder of Page Intentionally Blank]

Sincerely,

CONSTELLATION OIL SERVICES HOLDING S.A.

By:	/s/ Sebastien Francois
Name:	Sebastien Francois
Title:	Director

By:	/s/ Luis Senna
Name:	Luis Senna
Title:	General Counsel

Serviços de Petróleo Constellation Participações S.A.

By:	/s/ Valdir Bufon
Name:	Valdir Bufon
Title:	Director

By:	/s/ José Augusto Fernandes
Name:	José Augusto Fernandes
Title:	Director

Serviços de Petróleo Constellation S.A.

By:	/s/ Valdir Bufon
Name:	Valdir Bufon
Title:	Director

By:	/s/ José Augusto Fernandes
Name:	José Augusto Fernandes
Title:	Director

SERVIÇOS DE PETRÓLEO ONSHORE CONSTELLATION LTDA.

By:	/s/ Valdir Bufon
Name:	Valdir Bufon
Title:	Director

By:	/s/ José Augusto Fernandes
Name:	José Augusto Fernandes
Title:	Director

Signature Page to SEC Acceleration Request

Alpha Star Equities Ltd.

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

CONSTELLATION OVERSEAS LTD.

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

CONSTELLATION SERVICES LTD.

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

LONE STAR OFFSHORE LTD.

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

GOLD STAR EQUITIES LTD.

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

Olinda STAR LTD.

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

Star International Drilling Limited

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

Signature Page to SEC Acceleration Request

Alaskan & Atlantic Coop U.A.

By:	/s/ Emanuele Marques de Haan
Name:	Emanuele Marques de Haan
Title:	Director

Alaskan & Atlantic Rigs B.V.

By:	/s/ Emanuele Marques de Haan
Name:	Emanuele Marques de Haan
Title:	Director

Angra Participações B.V.

By:	/s/ Emanuele Marques de Haan
Name:	Emanuele Marques de Haan
Title:	Director

Constellation Netherlands B.V.

By:	/s/ Emanuele Marques de Haan
Name:	Emanuele Marques de Haan
Title:	Director

London T. Man. B.V.

By:	/s/ Emanuele Marques de Haan
Name:	Emanuele Marques de Haan
Title:	Director

Constellation Panama Corp.

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

By:	/s/ Fabíola Goulart
Name:	Fabíola Goulart
Title:	Director

Signature Page to SEC Acceleration Request

DOMENICA S.A.

By:	/s/ Juan Raggio
Name:	Juan Raggio
Title:	Director

QGOG STAR GMBH

By:	/s/ Ferdinand Maeder
Name:	Ferdinand Maeder
Title:	Director

QGOG Constellation US LLC

By:	/s/ Seung Han Ryoo
Name:	Seung Han Ryoo
Title:	Director

Signature Page to SEC Acceleration Request